SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549


                                SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                              (Amendment No. ___)


                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                           Name of Subject Company)


                 Resources Accrued Mortgage Investors 2, L.P.
                     (Name of Person(s) Filing Statement)

                        Limited Partnership Interests
                       (Title of Class of Securities)


                                Not Applicable
                     (CUSIP Number of Class of Securities)


                                  Ben Farahi
                                    Manager
                                   Maxum LLC
                               1175 W. Moana Lane
                               Reno, Nevada 89509
                                (775) 825-3355
                    (Name, address and telephone number of
                     person authorized to receive notices
                      and communications on behalf of the
                          person(s) filing statement)



[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

















Item 1. Subject Company Information.

     The name of the subject company is Resources Accrued Mortgage Investors 2, L.P., a Delaware limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 1175 W. Moana Lane, Reno, Nevada 89509 and the telephone number of such offices is (775) 825-3355. The general partner of the Partnership is Maxum LLC, a Nevada limited liability company (the "General Partner"). The title of the class of equity securities to which this statement relates is the units of limited partnership interest of the Partnership (the "Units"). The number of Units outstanding as of the date hereof is 187,919.

Item 2. Identity and Background of Filing Person.

     This statement is being filed by the Partnership

     This Statement relates to a tender offer by Virginia Springs Limited Liability Company, a Nevada limited liability company (the "Bidder" or the "Purchaser") disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated March 29, 2002 to purchase up to 28,000 Units at a purchase price equal to $80 per Unit, less the amount of any distributions declared or made with respect to the Units between March 29, 2002 and May 14, 2002 or such other date to which the Offer (as hereinafter defined) may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 29, 2002, and the related Letter of Transmittal (the "Offer to Purchase" or the "Offer"). The Bidder and the General Partner are affiliated as they are both owned by the same entity.

     Based on the information in the Schedule TO, the business address of the person authorized to receive notices and communications on behalf of the Purchaser is Bob Farahi, Virginia Springs Limited Liability Company, 1175 W. Moana Lane, Reno, Nevada 89509.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Under the Partnership's Limited Partnership Agreement, the general partner of the Partnership (the "General Partner") is entitled to receive 2.5% of the Partnership's income, loss, capital and distributions including without limitation the Partnership's cash flow from operations and disposition proceeds. However, since the interest and principal due on the mortgage loan held by the Partnership exceeds the value of the underlying collateral, no distributions are expected to be made from operations in case the Partnership is forced to foreclose on its position. For the year ended December 31, 2000, the former general partners of the Partnership were allocated an aggregate of $66,676 of taxable income.

     A conflict of interest exists for the General Partner between continuing the Partnership and the right to receive the amounts described above and liquidating the Partnership.

     In addition, as disclosed in Item 2, the General Partner is affiliated with the Bidder.

Item 4. The Solicitation or Recommendation.




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     Due to the affiliation between the Bidder and the General Partner, the
Partnership makes no recommendation and is remaining neutral as to whether limited partners should tender their Units to the Bidder.

     To the extent known by the Partnership, no affiliate of the General Partner currently intends to tender their Units to the Bidder.




















































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Item 5.Person/Assets, Retained, Employed, Compensated or Used.

     None.


Item 6.Interest in Securities of the Subject Company.

     During the past 60 days, none of the persons referred to in Item 1008(b) of Regulation M-A effected any transactions in the subject securities.


Item 7. Purpose of the Transaction and Plans or Proposals.

     (a) The Partnership has not undertaken or engaged in any negotiations in response to the Offer to Purchase which relates to: (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) a purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

     (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).


Item 8. Additional Information.

     None.


Item 9. Exhibits.

Exhibit No.  Description                                               Page
----------   -----------                                               ----
(a) (1)      Letter to Limited Partners.                               6

















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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2002


                                    RESOURCES ACCRUED MORTGAGE 2, L.P.

                                    By: Maxum LLC,
                                        General Partner

                                    By: /s/ Ben Farahi
                                        --------------
                                        Ben Farahi
                                        Manager








































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